FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 1, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

March 30, 2004	NEWS RELEASE 04-06	MAE - TSE MNG - AMEX

Miramar Extends Naartok Zone both Northeast & West at Hope Bay Project
— High Grade Gold within Broad Mineralized Zones —

VANCOUVER — Miramar Mining Corporation today announced encouraging exploration results from the Naartok deposit in the Madrid area of its 100% owned Hope Bay Project in Nunavut. Two drill holes have extended the Naartok mineralization both to the northeast and west by more than 200m and 75m, respectively at grades significantly higher than the average for the current Naartok resource.

Naartok Drill Results

Drill hole	From (m)	To (m)	Intercept (m)	Gold Grade (g/t)

04PMD246	354.9	400.1	45.2	3.6
Including	383.3	392.4	9.1	11.4
Including	390.6	392.4	1.8	36.4

04PMD249	223.3	238.1	14.8	7.2
Including	231.7	236.2	4.5	19.2
Including	235.9	236.15	0.25	219.3

“We are very encouraged by the results at Naartok,” said Tony Walsh. “These suggest significant potential to expand the Naartok resource at Madrid in two directions and potentially at higher grades than the existing resource. The Naartok resource has the advantage of having good grade, simple metallurgy and entirely on land, making possible future exploitation options more attractive.”

Naartok is one of several deposits that comprise the Madrid area, the largest and most extensive gold system identified in the Hope Bay belt thus far. Madrid, along with the high grade Doris deposit currently being permitted for production, and the partially developed Boston deposit, make Hope Bay one of the largest undeveloped gold projects in Canada. Prior to recent drilling, the Naartok area of Madrid was estimated to contain an indicated resource of 271,000 oz of gold at a grade of 5.4 g/t plus an additional inferred resource of 358,000 oz of gold averaging 4.1 g/t.

Miramar has been evaluating the Naartok mineralization as a potential source for open pittable, bulk tonnage material that could be treated in an expanded processing facility at Doris, which lies approximately 6km to the north. Any such large scale production could potentially incorporate other resources in the Madrid area and could be supplemented by high grade resources from the other deposits on the Hope Bay belt, collectively making for an attractive grade and good tonnage scenario. These plans will be developed as the full scope of the Naartok deposit is better defined and as other studies are completed.

Naartok Drilling

Miramar targeted possible extensions of the existing Naartok resource to both the northeast and west following new geologic modelling that suggested the favourable Patch-type stratigraphy that hosts the Naartok resource was open in these directions.

Naartok NE Target

Drill hole 04PMD246 was collared to test for the northeast, down-plunge extension of the Naartok deposit. This is an area where complex geology suggests that the Naartok and nearby Perrin zones may converge or be in close proximity. This drill hole, located approximately 200m northeast of the Naartok resource, was completed to a depth of 491m and intersected strongly altered volcanic rocks from a down hole depth of 335m all the way to the Deformation Zone contact at 481m. The pyrite content of this interval varied between 1 and 10%, reflecting lithologic variability.

A high grade core with visible gold assaying 36.4 g/t gold over 1.75m lies within a wider zone of good grade mineralization averaging 11.4 g/t gold over 9.1m, all of which lies within a broad and consistently mineralized zone averaging 3.6 g/t gold over 45.2m.

This hole clearly indicates that there is a significant thickness of favourable Patch-type stratigraphy northeast of Naartok, and that there is excellent potential to extend the Naartok resource in this direction. Additional drilling is planned to step out 100m to the east and west of this intercept to determine the lateral extent of this mineralization, with additional drilling to follow, based on results.

Naartok W Target

Drill hole 04PMD249 was designed to test the western limits of the known Naartok system, and to assess whether favourable Patch-type rocks continue to rake westwards to depth along the Deformation Zone contact, below previous drilling. This hole stepped out approximately 75m west and 100m down dip of the existing resource and encountered strongly altered and mineralized (1-10% disseminated fine grained pyrite) between 210 and 241m. This hole intercepted 7.2 g/t gold over 14.8m, within which a higher-grade section assayed 19.2 g/t gold over 4.45m, partly driven by a section with visible gold that assayed 219.3 g/t gold over 0.25m.

This hole suggests that the prospective Patch stratigraphy has a shallower apparent dip than expected, indicating a thickening or a change in orientation of the target rock package, and indicates significant potential to expand the Naartok resource to the west. Follow-up drill hole 04PMD251 is planned to test 100m down dip of the mineralization intersected in drill hole 04PMD249, and to test the apparent thickening of the prospective interval. Results for this hole should be available shortly. A further hole is planned to test the target interval approximately 120m further to the west and other holes are expected to follow, based on results.

Major Gold Projects

The Hope Bay project in Nunavut is 100% owned by Miramar, extends over 1,000 sq.kms. and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits which, combined, host a measured and indicated resource of 1.8 million oz of gold averaging 9.9 g/t and an additional inferred resource of 3.6 million oz of gold averaging 6.9 g/t. All deposits remain open to expansion. As announced February 18, 2004, Miramar is currently conducting an extensive exploration program with 6 drill rigs targeting possible extensions of the high grade Doris North deposit, expansions to the Madrid resource and continued evaluation of the depth potential at Boston. A seventh drill rig will be added shortly, and a reverse circulation drill is conducting regional exploration on the balance of the property.

Miramar also has an option to earn a 60% interest in the George and Goose Lake projects in Nunavut, which contain indicated resources of 4.37 million tonnes grading 9.8 g/t gold, and an additional inferred resource of 1.88 million tonnes grading 9.9g/t gold. As announced February 26, 2004, drilling at Goose Lake is expected to be underway in April with three rigs, one working to confirm the existing resource, and one each testing for extensions to the north and south of the existing resource.

Quality Assurance

All resource and reserve estimates have been prepared by the Miramar Hope Bay Limited staff in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Exploration Manager for Miramar Mining Corporation. The Goose Lake resources for 2002 were estimated by Watts Griffis and McOuat Limited (WGM). WGM states that the estimate complies with National Instrument 43-101. At the George Lake project, AMEC (formerly MRDI) completed a resource estimate in 1998 which was reviewed for National Instrument 43-101 compliance in 2001. A detailed audit of the MRDI 1998 resource estimate for Locale 2 and a brief review of the Locale 1 resource was undertaken by WGM in 2002.

Additional Information

All other information previously released on the Hope Bay Project is available on Miramar’s website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay, Goose Lake and George Lake project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572    Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email:   info@miramarmining.com